EXHIBIT 99.2
                                  ------------

                               AMENDMENT NUMBER 6
                                     TO THE
                            CANANDAIGUA BRANDS, INC.
                        1989 EMPLOYEE STOCK PURCHASE PLAN



     This Amendment Number 6 to the Canandaigua Brands, Inc. 1989 Employee Stock Purchase Plan (the "Plan") was approved pursuant to Paragraph 20 of the Plan by the Board of Directors of Canandaigua Brands, Inc. (the "Company") and is subject to stockholder approval. Capitalized terms used herein which are not otherwise defined shall have the meanings ascribed to them in the Plan.

     1. Paragraph 6 is amended, effective December 22, 1998, by deleting the present paragraph in its entirety and substituting in its place the following:


          6. Eligibility. Any employee of the Company or any subsidiary of the Company who, on the Effective Date of that Offering under the Plan, is customarily employed for more than seventeen and one-half (17 1/2) hours per week and for more than five (5) months per year may participate in that Offering; provided, that
               (1) the employee does not own stock possessing 5% or more of the combined voting power or value of all classes of stock of the Company, as defined for purposes of Section 423(b)(3) of the Code, (2) the employee is not a member of the Committee, and (3) the employee is employed by the Company or a subsidiary of the Company that the Committee designates as being a subsidiary whose employees are eligible to participate in the Plan. Notwithstanding any provision to the contrary, the Committee is authorized to designate the subsidiaries of the Company whose employees are eligible to participate in the Plan.

     2. Paragraph 20 is amended, effective December 22, 1998, by deleting the present paragraph in its entirety and substituting in its place the following:

          20. Amendment of the Plan. To the extent permitted by law, the Board of Directors may at any time and from time to time make such changes in the Plan and additions to it as it deems advisable; provided, however, that except as provided in Paragraphs 18 and 19 hereof, and except with respect to changes or additions in order to make the Plan comply with Section 423 of the Code, the Board may not make any changes or additions which would adversely affect subscription rights previously granted under the Plan and may not, without the approval of the stockholders of the Company, make any changes or additions which would (a) increase the aggregate number of shares of Class A Stock subject to the Plan or which may be subscribed to by an employee, (b) decrease the minimum purchase price for a share of Class A Stock, or (c) change any of the provisions of the Plan relating to eligibility for participation in Offerings, provided that the Committee is authorized to designate without stockholder approval the subsidiaries of the Company whose employees are eligible to participate in the Plan.

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     3.  This  Amendment  becomes  effective   December  22,  1998,  subject  to
stockholder approval. If stockholder approval is not obtained within 12 months of the date the Amendment was adopted by the Board of Directors of the Company, the Amendment will be retroactively rescinded.

     IN WITNESS WHEREOF, Canandaigua Brands, Inc. has caused this instrument to be executed as of December 23, 1998.

                                              CANANDAIGUA BRANDS, INC.


                                              By:  /s/ Richard Sands
                                                   ------------------------
                                                   Richard Sands, President